August 4, 2025

John Hamm
Chief Financial Officer
Cumberland Pharmaceuticals
1600 West End Avenue, Suite 1300
Nashville, TN 37203

       Re: Cumberland Pharmaceuticals
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-33637
Dear John Hamm:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and development, page 68

1. Please provide revised disclosure to be included in future filings to break out research and development expenses by clinical program or by indication. For amounts that are not tracked by program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.
Notes to Consolidated Financial Statements
(2) Significant Accounting Policies, page F-10

2. Please confirm that you will provide the segment disclosures required by ASC 280-
       10-50, as amended by ASU 2023-07, in your future filings. Refer to ASC 280-10-50-
 August 4, 2025
Page 2

       20 for single reportable segment entity requirements.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Vanessa Robertson at 202-551-3649 or Tracie Mariner at 202-551-
3744 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences